Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
PFSweb, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-128486, 333-75764, 333-75772, 333-40020, 333-42186 and 333-46096) on Form S-8 of PFSweb, Inc. and subsidiaries of our report dated March 31, 2008, except as it relates to the reverse stock split described in note 2, as to which the date is March 30, 2009, with respect to the consolidated balance sheet of PFSweb, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2007 and all related financial statement schedules, which report appears in the December 31, 2008 annual report on Form 10-K of PFSweb, Inc.
     /s/ KPMG LLP
Dallas, Texas
March 30, 2009